[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]




September 11, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      JNLNY Separate Account - I (PII)
         File Nos. 811-08401 and 333-70384

Dear Commissioners:

Today's filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, September 19, 2008, for Post-Effective Amendment No. 31. We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3835. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel